

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3720

January 30, 2017

Chan Wai Lun
Chief Executive Officer
Starlight Supply Chain Management Company
Room 805-806, Xinghe Century Towers A
Caitian Road No. 3069
Shenzhen City, Futian District, People's Republic of China

      Re: Starlight Supply Chain Management Company
            Form 8-K
            Filed November 21, 2016
            File No. 333-197291

Dear Mr. Chan:

      We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                     Sincerely,

                     /s/ Celeste M. Murphy for

                     Larry Spirgel
                     Assistant Director
                     AD Office 11 – Telecommunications

cc: Henry F. Schlueter, Esq.
       Schlueter & Associates, P.C.